UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,920,411
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 78,842,022 shares of common stock, par value $0.01 per share, outstanding as of May 4, 2012, which is the sum of (i) 73,127,736 shares of common stock outstanding as of April 30, 2012 as reported by the Issuer in the Issuer’s Amendment to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2012, and (ii) 5,714,286 newly-issued shares of common stock issued to Roust Trading Ltd. on May 4, 2012 pursuant to the Securities Purchase Agreement dated April 23, 2012, by and between the Issuer and Roust Trading Ltd. filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on April 23, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,920,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,920,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,920,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 78,842,022 shares of common stock, par value $0.01 per share, outstanding as of May 4, 2012, which is the sum of (i) 73,127,736 shares of common stock outstanding as of April 30, 2012 as reported by the Issuer in the Issuer’s Amendment to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2012, and (ii) 5,714,286 newly-issued shares of common stock issued to Roust Trading Ltd. on May 4, 2012 pursuant to the Securities Purchase Agreement dated April 23, 2012, by and between the Issuer and Roust Trading Ltd. filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on April 23, 2012.

CUSIP No. 153435102

AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012 and Amendment No. 4 thereto filed on April 25, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons hereby add the following disclosure to this Item 3:

RTL acquired 5,714,286 shares of the Issuer’s Common Stock in exchange for consideration paid in cash from its working capital, as described in further detail in Items 4 and 5 below. The descriptions of the acquisition in Items 4 and 5 below are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On May 4, 2012, pursuant to the Securities Purchase Agreement between RTL and the Issuer dated April 23, 2012, which was incorporated by reference in this Schedule 13D as Exhibit 99.6 on April 25, 2012, RTL purchased 5,714,286 shares of the Issuer’s Common Stock for an aggregate purchase price of $30,000,000 in cash. In addition, an affiliate of RTL designated by RTL purchased from the Issuer at par the New Debt, with a face value of $70,000,000, which has a stated interest rate of 3.0% and matures on March 18, 2013. As contemplated by the Securities Purchase Agreement, upon approval by the Issuer’s stockholders and upon satisfaction or waiver of certain other conditions, the Issuer (on or after January 30, 2013) or RTL (on or after the completion of the Second Closing (as defined in the Securities Purchased Agreement)) may cause the New Debt to be used by RTL to acquire shares of Common Stock equaling the then-outstanding principal amount of the New Debt, plus the accrued and unpaid interest thereon at the time of the Second Closing (as defined in the Securities Purchase Agreement), divided by $5.25 (the “Exchange Shares”), totaling approximately 13,333,333 shares of Common Stock plus additional shares representing accrued and unpaid interest thereon at the time of the Second Closing (as defined in the Securities Purchase Agreement).

In addition, pursuant to the Governance Agreement between RTL and the Issuer dated April 23, 2012, which was incorporated by reference in this Schedule 13D as Exhibit 99.8 on April 25, 2012, RTL’s increased ownership of the outstanding Common Stock of the Company above 15.0% triggered RTL’s right to nominate a second director to the Issuer’s Board of Directors. RTL nominated Mr. Jose Aragon as this second director.

In furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer and other stockholders with respect to this or other transactions and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

CUSIP No. 153435102

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 5:

The Reporting Persons hereby amend and restate section (a) as follows:

The Reporting Persons hold shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition, with respect to 12,920,411 shares of Common Stock, representing approximately 16.4% of the Common Stock issued and outstanding.

The 12,920,411 shares of Common Stock were acquired by RTL between April 23, 2012 and May 4, 2012, 7,206,125 of which were acquired by RTL in off-market transactions from its affiliates, as described in detail under (c) of this Item 5 in Amendment No. 4 to this Schedule 13D filed on April 25, 2012. The remaining 5,714,286 were acquired directly from the Issuer, as described in more detail under (c) below.

The Reporting Persons hereby amend and restate section (b) as follows:

(b) RTL directly owns and has shared voting and dispositive power over 12,920,411 shares of Common Stock. Mr. Tariko indirectly owns and has shared voting and dispositive power of 12,920,411 shares of Common Stock, representing 16.4% of the outstanding Common Stock. Mr. Tariko indirectly owns all of the shares of and controls RTL and, accordingly, may be deemed to beneficially own the shares of Common Stock owned by RTL.

The Reporting Persons hereby add the following disclosure after the second paragraph of section (c):

(c) The following transactions involving Common Stock were effected by or on behalf of the Reporting Persons since the most recent filing on Schedule 13D filed on April 25, 2012:

On May 4, 2012, RTL purchased 5,714,286 newly-issued shares of Common Stock from the Issuer in a privately negotiated transaction at $5.25 per share. RTL used cash from its working capital to fund this acquisition.

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2012

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko